Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Heartland Financial USA, Inc.:
We consent to the incorporation by reference in the registration statements on Form S-8 and Form S-3 (Nos. 333-177308, 333-81374, 333-159260, 333-125089, and 333-06219) of Heartland Financial USA, Inc. of our reports dated March 15, 2012, with respect to the consolidated balance sheets of Heartland Financial USA, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Heartland Financial USA, Inc. and subsidiaries.

/s/ KPMG LLP
Des Moines, Iowa
March 15, 2012